

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Deborah Choate
Chief Financial Officer
Sequans Communications S.A.
15-55 boulevard Charles de Gaulle
92700 Colombes, France

       Re: Sequans Communications S.A.
            Form 20-F for the Year Ended December 31, 2021
            Filed March 31, 2022
            File No. 001-35135

Dear Ms. Choate:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing